UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FEBRUARY 22, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    ☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Chief Executive Officer of China.com

On March 5, 2010, China.com, Inc. (“China.com”), a subsidiary of CDC Corporation, announced that Simon Kwong Chi Wong was appointed as chief executive officer of China.com, replacing Mr. Peter Yip in that capacity.

Exhibit	Description

1.01	Press release dated February 22, 2010 - CDC Corporation to Hold Fourth Quarter and Year End 2009 Earnings Call on March 09, 2010 at 8:30 AM EST

1.02	Press release dated March 4, 2010 - CDC Games Begins Closed Beta Testing of its Latest New Local Game

1.03	Press release dated March 8, 2010 - CDC Corporation Reports a 56 Percent Increase in the Fourth Quarter 2009 Adjusted EBITDA from the Third Quarter 2009 and a Full Year 2009 Net Income Attributable to Controlling Interest of $16.8 million

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2010

CDC CORPORATION

By:	/S/ DONALD L. NOVAJOSKY
Name:	Donald L. Novajosky
Title:	Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated February 22, 2010 - CDC Corporation to Hold Fourth Quarter and Year End 2009 Earnings Call on March 09, 2010 at 8:30 AM EST

1.02	Press release dated March 4, 2010 - CDC Games Begins Closed Beta Testing of its Latest New Local Game

1.03	Press release dated March 8, 2010 - CDC Corporation Reports a 56 Percent Increase in the Fourth Quarter 2009 Adjusted EBITDA from the Third Quarter 2009 and a Full Year 2009 Net Income Attributable to Controlling Interest of $16.8 million